Exhibit 99.1

Nano Dimension Hired Lazard to Advise on Potential Transformative Acquisitions

Lazard will also serve as a Corporate Defense Advisor

in relation to Bistricer/Murchinson’s recent statements and actions

Waltham, Mass., Feb. 17, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that it has hired Lazard Ltd. (“Lazard”) as an advisor for strategic mergers & acquisitions (M&A) and for addressing Bistricer/Murchinson Ltd.’s challenges to the Company’s value creation strategy for all shareholders. Lazard has been working with the Company on potential transformative acquisitions and growth maximization strategies, in furtherance of the Company’s previously announced M&A master plan, complementing the advice provided to the Company by other advisors.

In addition to the above, the Company remains focused on its primary mission: to accelerate the growth of its business, and to leverage its unique market position and seize organic and inorganic opportunities for meaningful shareholder value creation. The current strategy has led to a growth in annual revenues at a rate of over 1,000% between the years 2020 and 2022, while preserving over $1 billion in cash.

Yoav Stern, Chairman and Chief Executive Officer, commented, “Our board of directors and management are excited to enter this new chapter of Nano Dimension’s journey. The Company’s mission continues to be to create the clear AM market leader and to transform AM, AM Electronics and adjacent industrial non-digitized sectors into an environmentally friendly and economically efficient additive manufacturing Industry 4.0. 2022 was a turning point for our Company, both from a strategic and financial standpoint and we do not want Bistricer/Murchinson’s efforts to prematurely undermine the maximization of long-term value creation for all shareholders. Looking forward we are focused on reinvesting the capital that has been generated from our ongoing efforts in order to accelerate our development and growth, advance toward profitability and capture highly strategic and value-creating M&A consolidation opportunities.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its primary mission, which is to accelerate the growth of its business and to leverage its unique market position and seize organic and inorganic opportunities for meaningful shareholder value creation, that the Company wants to create the clear AM market leader and to transform AM, AM Electronics and adjacent industrial non-digitalized sectors into an environmentally friendly and economically efficient additive manufacturing, or when it discusses reinvestment of its capital that has been generated in order to accelerate its development and growth, advance toward profitability and capture and capture highly strategic and value-creating M&A consolidation opportunities. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com